PANAMA DREAMING INC.
Edificio Torre El Cangrejo
Segundo piso, Of. No2
Panama City, Panama 0823-03260

February 9, 2012

Mark P. Shuman

Legal – Branch Chief

Division of Corporation Finance

U.S. Securities and Exchange Commission

Washington, D.C.  20549

                                                                                    RE:      Panama Dreaming Inc.

                                                                                                File No. 333-176312

Dear Sir:

Request is hereby made for the acceleration of the effectiveness date of our Registration Statement on Form S-1, File No. 333-176312 to 4:00 P.M. EST on February 10, 2012, or as soon as practicable thereafter.

The Company acknowledges that:

  should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
  the Company many not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Panama Dreaming Inc.

By:      /s/MIGUEL MIRANDA

            Miguel Miranda

            President and Chief Executive Officer